PAESANO I AKKASHIAN
ATTORNEYS & COUNSELORS 132 North Old Woodward Avenue Birmingham, Michigan 48009 P 248.792.6886 F 248.792.6885 www.paesanoakkashian.com	Anthony R. Paesano Brian M. Akkashian Jeffery T. Herrick Daniel S. Hoops Of Counsel Also Licensed in Florida

                                                                                                                     July 18, 2012

VIA EMAIL

Russell Mancuso
Louis Rambo
United States Exchange Comission
Division of Corporation Finance
Washington, D.C. 20549

Re: PyroTec, Inc.
       Form 8-K
       Filed June 5, 2012
       Filed No. 000-54547

Dear Mr. Mancuso:

       This letter is in response to your June 13, 2012 correspondence to John Burns, Chief Executive Officer for PyroTec, Inc. ("PyroTec"). As you aware, your office cordially granted PyroTec a one-week extension on or about June 21, 2012, and then another extension to July 2, 2012.

       On July 2, 2012, I sent a follow-up correspondence seeking additional time to respond in light of significant changes in the business purpose of PyroTec and the securing of subscription agreements for restricted stock. I had also indicated within my July 2, 2012 correspondence that the Board of Directors would be voting on a potential joint venture with an unrelated party, which in turn, would significantly amend the June 5, 2012 Form 8-K. The Board of Directors had also other agenda items to vote on that I anticipated would significantly alter its business purpose and financial projections. In light of all of this activity, I advised my client to freeze all subscription and other capital raising events until the Board of Director's resolutions were executed, and subsequently disclosed in a Form 8-K/A, and until the issues set forth in your June 13, 2012 Comment Letter were adequately addressed. I have enclosed for your records the resolutions of the Board of Directors.

       In PyroTec's June 5, 2012 Form 8-K, the company represented as follows under Item 5.06, "Prior to the PyroTec's entry into the business of using proprietary recycling technology utilizing waste materials, such as used tires and plastics, to produce fuels and for excess power generation, the company was a 'development stage company,' whose business plan was to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value." This is a true and accurate statement. PyroTec, by virtue of expending funds, seating a competent and experience board of directors, appointing officers and executing a multitude of materially definitive agreements, including but not limited to a stock exchange agreement with Green Ecology Limited (all of which were disclosed in the subject Form 8-K), has clearly entered into the business of pyrolysis on a global scale.

       However, to answer your question as to whether PyroTec is still a "shell company" under Rule 12b-2, PyroTec represents that it has no W2 employees as of today and limited cash on hand. PyroTec has contingent assets in the form of future earnings under its stock exchange agreement with Green Ecology Limited, but due to capital restrictions, has not been able to provide "Form 10 information" to justify the value of such assets. It has been the intention of PyroTec since the April 25, 2012 Form 8-K, and continues to be its intention, to execute the business plan set forth in the June 5, 2012 Form 8-K. Notwithstanding this intent, as I indicated to Mr. Rambo this afternoon, I will file my disclosure for Item 5.06 setting forth as follows:

              PyroTec is engaged in the business of using proprietary recycling technology utilizing waste materials, such as used tires and plastics, to produce fuels and for excess power generation. Until the entity is fully operational and sufficient cash is in hand to prepare the appropriate Form 10-Q, the company shall be considered a 'development stage company' or 'shell company' under Rule 12b-2 of the Exchange Act.

       Please be advised that an Emergency Board of Director's Meeting has been called for Friday, July 20th to address a new global plan, and upon execution of any resolution, I intend on filing an updated Form 8-K disclosing the earlier resolution (enclosed herein) and the new resolution. PyroTec would have filed the earlier resolution with a Form 8-K, but considering that some of the resolutions might be altered with the upcoming meeting and considering the status of its response to the June 13, 2012 Comment Letter, the corporation decided to wait until a more definitive plan was in place. Furthermore, considering my direction to the corporation to cease any and all capital raising efforts until the new business plan was in place and the June 13, 2012 Comment Letter was responded to, PyroTec believed that investor safeguards were in place.

       Please feel free to contact me with any questions or concerns. Thank you for your continued patience and cooperation.

Very truly yours,

PAESANO AKKASHIAN, PC

/s/ Anthony R. Paesano

Anthony R. Paesano

Statement of President

(a) The company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John Burns
John Burns
President

Cc: Louis Rambo (via email)